Mail Stop 6010

October 17, 2006

Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A.
Via Cantu 2
Milan 20123, Italy

> **RE:** **Luxottica Group S.p.A.**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 1-10421**

Dear Mr. Cavatorta:

We have completed our review of your Form10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant